FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
NOV 30 2005
WASH. D.C. 185 SECTION

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 30, 2005, Series 2005-HE11	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05073163

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: 

Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: November 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$617,086,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE11
Issuer

Asset-Backed Certificates, Series 2005-HE11

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

October 31, 2005

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. The prospectus supplement or private placement memorandum (Offering Documents) contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we have not verified the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

This communication does not contain all information that is required to be included in the Offering Documents. The information in this communication is preliminary and is subject to completion or change. The information in this communication supersedes information contained in any prior similar communication relating to these securities. This communication is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

$617,086,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE11
Asset-Backed Certificates, Series 2005-HE11

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class A-1	$354,453,000	Floating	[1.000]	0	26	[02/25/30]	Aaa / AAA
Class A-2	105,816,000	Floating	[3.000]	25	47	[06/25/34]	Aaa / AAA
Class A-3	28,502,000	Floating	[5.986]	71	1	[11/25/35]	Aaa / AAA
Class M-1	26,120,000	Floating	[5.087]	52	20	[11/25/35]	Aa1 / AA+
Class M-2	24,161,000	Floating	[4.699]	47	25	[11/25/35]	Aa2 / AA
Class M-3	16,978,000	Floating	[4.511]	44	28	[11/25/35]	Aa3 / AA-
Class M-4	24,161,000	Floating	[4.389]	41	31	[11/25/35]	A2 / A
Class M-5	10,122,000	Floating	[4.313]	40	32	[11/25/35]	A3 / A-
Class M-6	10,775,000	Floating	[4.276]	39	33	[11/25/35]	Baa1 / BBB+
Class M-7	8,815,000	Floating	[4.248]	38	34	[11/25/35]	Baa2 / BBB
Class M-8	7,183,000	Floating	[4.225]	38	34	[11/25/35]	Baa3 / BBB-
Class M-9	6,203,000	Floating	[4.208]	Not	offered	hereby	Ba1 / BB+
Class M-10	6,530,000	Floating	[4.191]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originator:	Ameriquest Mortgage Company (approximately 16.11%), Mortgage IT, Inc. dba MIT Lending (approximately 20.75%), Oak Street Mortgage LLC (approximately 7.87%) and Town and Country Credit Corporation (approximately 23.53%); and approximately 32 others (none of which represent > 5% of the deal).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[TBD].
Cap Provider:	[TBD].
Offered Certificates:	Approximately $488,771,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $128,315,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-9 Certificates and Class M-10 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-9, Class M-10, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 2,520 fixed and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $671,574,085.
Expected Pricing Date:	On or about November [1], 2005.
Closing Date:	On or about November [30], 2005.
Cut-off Date:	The close of business on November 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in December 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date: The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Supplemental Interest Trust which holds the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that the Class A, Class M-1, Class M-2 and Class M-3 will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $100,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any payments received from the Cap Provider
3. Any Net Swap Payments received from the Swap Provider
4. Overcollateralization
5. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.55% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 7.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (y) approximately $3,265,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.
Overcollateralization Increase Amount:	With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.
Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.
Excess Overcollateralization Amount:	With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.
Stepdown Date:	The later to occur of (x) the Distribution Date occurring in December 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period)) is greater than or equal to approximately [50.30]%.
Credit Enhancement Percentage:	The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[25.15]%	[50.30]%
M-1	[21.15]%	[42.30]%
M-2	[17.45]%	[34.90]%
M-3	[14.85]%	[29.70]%
M-4	[11.15]%	[22.30]%
M-5	[9.60]%	[19.20]%
M-6	[7.95]%	[15.90]%
M-7	[6.60]%	[13.20]%
M-8	[5.50]%	[11.00]%
M-9	[4.55]%	[9.10]%
M-10	[3.55]%	[7.10]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [31]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
December 2008 through November 2009	[3.40]%
December 2009 through November 2010	[5.35]%
December 2010 through November 2011	[6.95]%
December 2011 and thereafter	[7.50]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date is the excess, if any, of (A) with respect to the Class A Certificates and Class M Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, over (B) a per annum rate equal to the sum of the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12. The Net WAC Rate Cap will be adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Pass-Through Rates: The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$515,711,780]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.810%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event)**. Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
8	515,711,780.92	38	49,860,803.68
9	493,668,548.81	39	48,270,763.74
10	472,313,091.85	40	46,731,027.47
11	451,893,958.70	41	45,240,013.01
12	432,376,751.18	42	43,796,188.04
13	413,722,056.58	43	42,398,068.19
14	395,891,064.11	44	41,044,215.56
15	378,846,734.66	45	39,733,237.28
16	362,553,713.87	46	38,463,784.11
17	346,978,260.07	47	37,234,549.03
18	332,088,168.23	48	36,044,265.99
19	317,826,319.60	49	34,891,708.58
20	304,202,210.73	50	33,775,688.83
21	291,211,732.62	51	32,695,055.99
22	278,789,825.55	52	31,648,695.36
23	266,911,055.47	53	30,635,527.19
24	255,551,193.46	54	29,654,505.54
25	111,657,680.71	55	28,704,327.87
26	107,553,405.26	56	27,784,318.47
27	103,605,191.46	57	26,888,785.13
28	99,806,878.19	58	26,021,787.98
29	96,152,556.78	59	25,182,450.66
30	92,636,560.32	60	24,369,897.73
31	89,251,478.79		
32	85,993,209.19		
33	82,862,768.19		
34	79,850,060.80		
35	76,950,422.64		
36	74,159,452.03		
37	51,502,780.22		

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: With respect to any Distribution Date, and the Class A Certificates and Class M Certificates, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass-Through Rate is limited to the related Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the related Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two or three years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent Distribution Date.

Interest Rate Cap Agreement:

The Class A and Class M Certificates will benefit from interest rate cap agreements the payments on which will be available to, among other things, mitigate Basis Risk Shortfall. The interest rate cap agreements will not guarantee that any of the Class A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement will terminate after the Distribution Date in June 2006. It is anticipated that the interest rate cap agreements will include the following terms:

Period	Notional Amount	Strike Rate
1	653,000,000.00	4.21
2	638,402,223.49	4.21
3	621,871,868.32	4.21
4	603,480,457.48	4.21
5	583,318,299.27	4.21
6	561,495,174.95	4.21
7	538,431,359.50	4.21

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates;

(ix) from the remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates;

(x) from the remaining Interest Remittance Amount, to the holders of the Class M-9 Certificates, the Interest Distribution Amount for such Certificates; and

(xi) from the remaining Interest Remittance Amount, to the holders of the Class M-10 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amounts shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-9 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) to the holders of the Class M-10 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;
(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;
(x) to the holders of the Class M-9 Certificates, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and
(xi) to the holders of the Class M-10 Certificates, the Class M-10 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap and Cap Payments:

Funds payable under the swap agreement and the interest rate cap agreement will be deposited into a reserve account (the "Derivative Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the related Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement and the interest rate cap agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement and interest rate cap agreement.

(iii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the Swap Agreement and the interest rate cap agreement);

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the Swap Agreement and the interest rate cap agreement);

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and to the holders of the Class CE Certificates and Class R and Certificates as provided in the Pooling and Servicing Agreement.

All amounts in respect of prepayment charges shall be distributed to the holders of the Class P Certificates and not to the Offered Certificates.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 49.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 57.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 65.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 70.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 77.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class M-10 Principal Distribution Amount:

The Class M-10 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-10 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Due Period) minus approximately $3,265,000.

Class A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Dec-05	8.325	24.115	39	25-Feb-09	8.605	13.955
2	25-Jan-06	6.714	22.426	40	25-Mar-09	9.408	14.908
3	25-Feb-06	6.714	22.335	41	25-Apr-09	8.592	13.934
4	25-Mar-06	7.434	22.948	42	25-May-09	8.836	14.222
5	25-Apr-06	6.714	22.107	43	25-Jun-09	8.578	13.930
6	25-May-06	6.938	22.193	44	25-Jul-09	8.826	14.495
7	25-Jun-06	6.715	21.816	45	25-Aug-09	8.569	14.212
8	25-Jul-06	6.373	21.317	46	25-Sep-09	8.562	14.199
9	25-Aug-06	6.300	21.087	47	25-Oct-09	8.805	14.494
10	25-Sep-06	6.305	20.935	48	25-Nov-09	8.548	14.173
11	25-Oct-06	6.391	20.865	49	25-Dec-09	8.790	14.477
12	25-Nov-06	6.314	20.635	50	25-Jan-10	8.533	14.264
13	25-Dec-06	6.403	20.572	51	25-Feb-10	8.526	14.270
14	25-Jan-07	6.323	20.343	52	25-Mar-10	9.320	15.253
15	25-Feb-07	6.327	20.200	53	25-Apr-10	8.512	14.242
16	25-Mar-07	6.617	20.345	54	25-May-10	8.753	14.536
17	25-Apr-07	6.335	19.919	55	25-Jun-10	8.498	14.213
18	25-May-07	6.432	19.874	56	25-Jul-10	8.741	14.576
19	25-Jun-07	6.590	19.892	57	25-Aug-10	8.499	14.292
20	25-Jul-07	7.737	20.905	58	25-Sep-10	8.492	14.276
21	25-Aug-07	7.805	20.836	59	25-Oct-10	8.732	14.570
22	25-Sep-07	7.805	20.701	60	25-Nov-10	8.477	14.244
23	25-Oct-07	7.951	20.715	61	25-Dec-10	8.866	10.785
24	25-Nov-07	7.804	20.436	62	25-Jan-11	8.573	10.423
25	25-Dec-07	8.259	14.005	63	25-Feb-11	8.566	10.413
26	25-Jan-08	8.160	14.157	64	25-Mar-11	9.476	11.513
27	25-Feb-08	8.199	14.205	65	25-Apr-11	8.552	10.384
28	25-Mar-08	8.656	14.660	66	25-May-11	8.829	10.715
29	25-Apr-08	8.190	14.145	67	25-Jun-11	8.537	10.355
30	25-May-08	8.409	14.351	68	25-Jul-11	8.814	10.685
31	25-Jun-08	8.217	14.201	69	25-Aug-11	8.523	10.327
32	25-Jul-08	8.678	15.053	70	25-Sep-11	8.515	10.312
33	25-Aug-08	8.492	14.887	71	25-Oct-11	8.792	10.641
34	25-Sep-08	8.488	14.856	72	25-Nov-11	8.501	10.283
35	25-Oct-08	8.716	15.088				
36	25-Nov-08	8.476	14.794				
37	25-Dec-08	8.770	13.663				
38	25-Jan-09	8.601	13.870				

(1) Assumes 1-month LIBOR at 4.21% and 6-month LIBOR at 4.56% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Dec-05	8.325	24.115	39	25-Feb-09	8.605	13.955
2	25-Jan-06	6.714	22.426	40	25-Mar-09	9.408	14.908
3	25-Feb-06	6.714	22.335	41	25-Apr-09	8.592	13.934
4	25-Mar-06	7.434	22.948	42	25-May-09	8.836	14.222
5	25-Apr-06	6.714	22.107	43	25-Jun-09	8.578	13.930
6	25-May-06	6.938	22.193	44	25-Jul-09	8.826	14.495
7	25-Jun-06	6.715	21.816	45	25-Aug-09	8.569	14.212
8	25-Jul-06	6.373	21.317	46	25-Sep-09	8.562	14.199
9	25-Aug-06	6.300	21.087	47	25-Oct-09	8.805	14.494
10	25-Sep-06	6.305	20.935	48	25-Nov-09	8.548	14.173
11	25-Oct-06	6.391	20.865	49	25-Dec-09	8.790	14.477
12	25-Nov-06	6.314	20.635	50	25-Jan-10	8.533	14.264
13	25-Dec-06	6.403	20.572	51	25-Feb-10	8.526	14.270
14	25-Jan-07	6.323	20.343	52	25-Mar-10	9.320	15.253
15	25-Feb-07	6.327	20.200	53	25-Apr-10	8.512	14.242
16	25-Mar-07	6.617	20.345	54	25-May-10	8.753	14.536
17	25-Apr-07	6.335	19.919	55	25-Jun-10	8.498	14.213
18	25-May-07	6.432	19.874	56	25-Jul-10	8.741	14.576
19	25-Jun-07	6.590	19.892	57	25-Aug-10	8.499	14.292
20	25-Jul-07	7.737	20.905	58	25-Sep-10	8.492	14.276
21	25-Aug-07	7.805	20.836	59	25-Oct-10	8.732	14.570
22	25-Sep-07	7.805	20.701	60	25-Nov-10	8.477	14.244
23	25-Oct-07	7.951	20.715	61	25-Dec-10	8.866	10.785
24	25-Nov-07	7.804	20.436	62	25-Jan-11	8.573	10.423
25	25-Dec-07	8.259	14.005	63	25-Feb-11	8.566	10.413
26	25-Jan-08	8.160	14.157	64	25-Mar-11	9.476	11.513
27	25-Feb-08	8.199	14.205	65	25-Apr-11	8.552	10.384
28	25-Mar-08	8.656	14.660	66	25-May-11	8.829	10.715
29	25-Apr-08	8.190	14.145	67	25-Jun-11	8.537	10.355
30	25-May-08	8.409	14.351	68	25-Jul-11	8.814	10.685
31	25-Jun-08	8.217	14.201	69	25-Aug-11	8.523	10.327
32	25-Jul-08	8.678	15.053	70	25-Sep-11	8.515	10.312
33	25-Aug-08	8.492	14.887	71	25-Oct-11	8.792	10.641
34	25-Sep-08	8.488	14.856	72	25-Nov-11	8.501	10.283
35	25-Oct-08	8.716	15.088				
36	25-Nov-08	8.476	14.794				
37	25-Dec-08	8.770	13.663				
38	25-Jan-09	8.601	13.870				

(1)Assumes 1-month LIBOR at 4.21% and 6-month LIBOR at 4.56% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	Rate(1)	Rate (2)	Period	Distribution Date	Rate(1)	Rate (2)
1	25-Dec-05	329	339	39	25-Feb-09	416	393
2	25-Jan-06	242	242	40	25-Mar-09	454	436
3	25-Feb-06	242	242	41	25-Apr-09	421	398
4	25-Mar-06	285	286	42	25-May-09	433	411
5	25-Apr-06	241	242	43	25-Jun-09	422	398
6	25-May-06	256	256	44	25-Jul-09	433	413
7	25-Jun-06	241	241	45	25-Aug-09	422	400
8	25-Jul-06	200	199	46	25-Sep-09	421	399
9	25-Aug-06	199	197	47	25-Oct-09	432	411
10	25-Sep-06	199	196	48	25-Nov-09	420	397
11	25-Oct-06	201	199	49	25-Dec-09	431	409
12	25-Nov-06	200	196	50	25-Jan-10	419	397
13	25-Dec-06	202	199	51	25-Feb-10	419	396
14	25-Jan-07	200	196	52	25-Mar-10	452	434
15	25-Feb-07	200	195	53	25-Apr-10	417	394
16	25-Mar-07	207	203	54	25-May-10	428	406
17	25-Apr-07	201	195	55	25-Jun-10	416	392
18	25-May-07	204	199	56	25-Jul-10	427	406
19	25-Jun-07	226	220	57	25-Aug-10	417	394
20	25-Jul-07	333	327	58	25-Sep-10	416	393
21	25-Aug-07	350	345	59	25-Oct-10	427	405
22	25-Sep-07	350	344	60	25-Nov-10	415	390
23	25-Oct-07	353	347	61	25-Dec-10	441	398
24	25-Nov-07	349	342	62	25-Jan-11	425	381
25	25-Dec-07	383	355	63	25-Feb-11	425	381
26	25-Jan-08	386	366	64	25-Mar-11	468	431
27	25-Feb-08	390	371	65	25-Apr-11	423	378
28	25-Mar-08	409	392	66	25-May-11	437	394
29	25-Apr-08	389	370	67	25-Jun-11	421	375
30	25-May-08	398	380	68	25-Jul-11	435	392
31	25-Jun-08	392	372	69	25-Aug-11	419	374
32	25-Jul-08	426	409	70	25-Sep-11	418	372
33	25-Aug-08	421	404	71	25-Oct-11	432	389
34	25-Sep-08	420	403	72	25-Nov-11	417	370
35	25-Oct-08	430	413				
36	25-Nov-08	419	402				
37	25-Dec-08	435	413				
38	25-Jan-09	417	395				

(1) Assumes 1-month LIBOR at 4.21% and 6-month LIBOR at 4.56% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$671,574,086		
Number of Loans	4,946		
Average Current Loan Balance	$135,781	$9,979	$782,098
[1] Original Loan-to-Value Ratio	80.43%	12.13%	100.00%
Original Combined Loan-to-Value Ratio	84.69%	12.13%	100.00%
[1] Mortgage Rate	7.4425%	4.9500%	12.9900%
[1] Net Mortgage Rate	6.9364%	4.4439%	12.4839%
[1] [3] Note Margin	5.9242%	2.2500%	9.7500%
[1] [3] Maximum Mortgage Rate	13.5500%	10.9500%	18.9900%
[1] [3] Minimum Mortgage Rate	7.3802%	4.5400%	12.9900%
[1] [3] Term to Next Rate Adjustment (months)	22	7	57
[1] Original Term to Stated Maturity (months)	351	120	360
[1] Age (months)	5	2	14
[1] Remaining Term to Stated Maturity (months)	346	115	358
[1] [2] Credit Score	627	500	816

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON (30/15)	2.16%
	BALLOON (40/30)	0.28%
	FIXED	17.53%
	FIXED INTEREST ONLY	3.08%
	LIBOR 1/6 ARM	0.06%
	LIBOR 2/6 ARM	40.32%
	LIBOR 2/6 ARM (40YR. AMORT}	0.54%
	LIBOR 2/6 ARM INTEREST ONLY	19.78%
	LIBOR 3/6 ARM	9.02%
	LIBOR 3/6 ARM INTEREST ONLY	6.28%
	LIBOR 5/6 ARM	0.22%
	LIBOR 5/6 ARM (40YR. AMORT)	0.04%
	LIBOR 5/6 ARM INTEREST ONLY	0.70%
Lien	First	96.67%
	Second	3.33%
Property Type	Two- to four- family units	5.71%
	Condominium	5.47%
	Manufactured Home	0.45%
	Planned Unit Developments (attached)	10.70%
	Single-family detached	77.55%
	Townhouse	0.12%
Geographic Distribution	California	26.82%
	Florida	8.46%
	Minnesota	7.18%
	Texas	6.19%
	Maryland	
Number of States (including DC)		48
Documentation Type	Full/Alternative	59.74%
	Limited	3.08%
	Stated Income	37.18%
Loans with Prepayment Penalties		72.89%
Loans with Interest Only Period		29.85%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
500 – 519	181	19,225,817	2.86	106,220	73.31	66.39	1.46
520 – 539	310	33,982,582	5.06	109,621	74.92	71.33	1.62
540 – 559	372	42,024,543	6.26	112,969	77.49	67.82	5.81
560 – 579	448	60,808,311	9.05	135,733	78.57	67.71	13.09
580 – 599	585	77,033,019	11.47	131,680	80.36	67.21	25.64
600 – 619	617	86,979,692	12.95	140,972	81.89	67.06	32.88
620 – 639	722	93,601,784	13.94	129,642	83.22	55.04	37.09
640 – 659	559	75,078,154	11.18	134,308	82.60	49.62	43.10
660 – 679	369	52,020,290	7.75	140,976	84.16	51.65	39.36
680 – 699	250	40,228,233	5.99	160,913	81.25	47.00	39.13
700 – 719	195	34,600,182	5.15	177,437	79.98	57.07	40.44
720 – 739	128	19,824,212	2.95	154,877	78.68	44.74	49.97
740 – 759	90	14,373,796	2.14	159,709	77.89	55.25	43.32
760 – 779	65	11,322,551	1.69	174,193	79.89	49.90	33.08
780 – 799	42	8,519,174	1.27	202,837	73.03	72.32	36.30
800 – 819	13	1,951,746	0.29	150,134	50.58	76.06	26.86
TOTAL:	4,946	671,574,086	100.00	135,781	80.43	59.74	29.84

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 5.00%	4	942,241	0.14	235,560	668	73.34	94.41	36.72
5.01% - 10.00%	15	1,661,899	0.25	110,793	648	77.35	79.48	27.65
10.01% - 15.00%	70	5,796,165	0.86	82,802	613	74.90	59.11	3.97
15.01% - 20.00%	156	14,920,818	2.22	95,646	622	76.37	66.23	28.50
20.01% - 25.00%	290	27,937,219	4.16	96,335	625	75.00	65.06	18.28
25.01% - 30.00%	422	47,884,000	7.13	113,469	627	78.49	66.31	23.94
30.01% - 35.00%	589	74,248,863	11.06	126,059	630	79.84	67.68	26.57
35.01% - 40.00%	811	110,190,318	16.41	135,870	630	80.52	53.91	30.76
40.01% - 45.00%	1,061	153,073,623	22.79	144,273	632	81.76	55.10	35.01
45.01% - 50.00%	1,277	194,974,947	29.03	152,682	623	81.61	56.17	32.32
50.01% - 55.00%	251	39,943,993	5.95	159,139	610	79.13	80.66	20.70
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	2,654	152,582,499	22.72	57,492	612	81.81	63.22	3.02
$100,001 - $200,000	1,203	175,239,115	26.09	145,668	624	79.89	65.91	23.88
$200,001 - $300,000	616	151,268,174	22.52	245,565	629	78.49	61.09	35.96
$300,001 - $400,000	278	95,409,931	14.21	343,201	635	80.74	49.96	48.01
$400,001 - $500,000	121	53,722,570	8.00	443,988	644	81.86	45.13	57.96
$500,001 - $600,000	48	26,066,546	3.88	543,053	645	83.69	52.19	54.41
$600,001 - $700,000	19	12,123,975	1.81	638,104	625	80.45	68.95	57.49
$700,001 - $800,000	7	5,161,277	0.77	737,325	661	77.30	56.80	27.92
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.0000% - 4.4999%	26	7,806,813	1.16	300,262	661	73.21	89.90	20.15
4.5000% - 4.9999%	109	26,301,287	3.92	241,296	694	71.70	89.08	31.55
5.0000% - 5.4999%	232	48,842,192	7.27	210,527	697	73.21	80.51	44.66
5.5000% - 5.9999%	383	83,909,856	12.49	219,086	655	78.60	64.48	53.21
6.0000% - 6.4999%	626	119,596,656	17.81	191,049	632	78.63	61.59	39.07
6.5000% - 6.9999%	635	94,216,324	14.03	148,372	619	80.90	60.63	32.55
7.0000% - 7.4999%	783	100,229,603	14.92	128,007	609	81.67	54.67	24.71
7.5000% - 7.9999%	563	60,405,876	8.99	107,293	601	83.14	49.24	17.08
8.0000% - 8.4999%	561	55,719,380	8.30	99,322	585	83.81	50.92	13.85
8.5000% - 8.9999%	352	30,252,751	4.50	85,945	590	85.09	53.59	9.98
9.0000% - 9.4999%	358	24,521,038	3.65	68,495	608	87.29	45.13	1.03
9.5000% - 9.9999%	151	9,632,186	1.43	63,789	591	88.62	47.23	0.00
10.0000% - 10.4999%	117	7,196,622	1.07	61,510	609	91.14	17.76	1.06
10.5000% - 10.9999%	33	1,701,279	0.25	51,554	610	91.63	15.27	10.01
11.0000% - 11.4999%	14	1,121,664	0.17	80,119	594	82.27	19.31	28.80
11.5000% - 11.9999%	1	30,991	0.00	30,991	508	64.58	100.00	0.00
12.0000% - 12.4999%	2	89,569	0.01	44,784	506	70.00	0.00	0.00
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.5000% - 4.9999%	15	4,522,070	0.67	301,471	664	70.24	82.57	13.27
5.0000% - 5.4999%	98	25,355,872	3.78	258,733	685	73.49	90.15	28.49
5.5000% - 5.9999%	240	50,400,018	7.50	210,000	700	72.13	81.30	44.66
6.0000% - 6.4999%	315	68,327,931	10.17	216,914	659	78.05	65.31	56.60
6.5000% - 6.9999%	659	130,799,746	19.48	198,482	634	78.96	60.95	40.43
7.0000% - 7.4999%	576	85,557,871	12.74	148,538	621	80.74	61.30	32.47
7.5000% - 7.9999%	845	111,290,590	16.57	131,705	609	81.49	56.06	25.45
8.0000% - 8.4999%	527	56,130,901	8.36	106,510	602	83.20	49.77	17.30
8.5000% - 8.9999%	619	62,400,311	9.29	100,808	586	83.50	50.98	12.69
9.0000% - 9.4999%	331	28,494,035	4.24	86,085	589	85.17	53.70	13.33
9.5000% - 9.9999%	392	27,924,515	4.16	71,236	608	87.25	45.73	1.37
10.0000% - 10.4999%	137	8,702,505	1.30	63,522	588	87.74	44.61	0.00
10.5000% - 10.9999%	136	8,320,668	1.24	61,181	609	91.69	25.50	0.91
11.0000% - 11.4999%	37	2,014,505	0.30	54,446	607	89.12	15.54	8.45
11.5000% - 11.9999%	16	1,211,988	0.18	75,749	594	83.01	21.73	26.65
12.0000% - 12.4999%	1	30,991	0.00	30,991	508	64.58	100.00	0.00
12.5000% - 12.9999%	2	89,569	0.01	44,784	506	70.00	0.00	0.00
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
10.01% - 15.00%	6	354,113	0.05	59,019	599	26.83	0.00
15.01% - 20.00%	11	955,351	0.14	86,850	646	68.21	0.00
20.01% - 25.00%	23	1,740,476	0.26	75,673	604	39.43	8.04
25.01% - 30.00%	21	1,452,933	0.22	69,187	678	70.67	11.01
30.01% - 35.00%	21	1,887,742	0.28	89,892	663	81.92	0.00
35.01% - 40.00%	43	4,383,273	0.65	101,937	634	57.00	13.43
40.01% - 45.00%	37	4,043,468	0.60	109,283	654	67.64	19.80
45.01% - 50.00%	74	9,963,696	1.48	134,645	615	58.75	10.23
50.01% - 55.00%	70	11,169,764	1.66	159,568	639	61.82	23.27
55.01% - 60.00%	116	18,173,102	2.71	156,665	615	67.84	25.42
60.01% - 65.00%	131	19,265,219	2.87	147,063	614	64.19	25.46
65.01% - 70.00%	205	31,400,939	4.68	153,175	614	61.32	19.18
70.01% - 75.00%	304	43,823,923	6.53	144,158	605	68.99	24.25
75.01% - 80.00%	1,369	217,103,742	32.33	158,586	628	57.67	43.82
80.01% - 85.00%	576	85,054,481	12.66	147,664	607	59.42	20.15
85.01% - 90.00%	1,072	137,311,725	20.45	128,089	639	59.00	28.61
90.01% - 95.00%	341	47,772,977	7.11	140,097	631	58.52	29.89
95.01% - 100.00%	526	35,717,161	5.32	67,903	651	56.79	8.56
TOTAL:	4,946	671,574,086	100.00	135,781	627	59.74	29.84

*Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
10.01% - 15.00%	6	354,113	0.05	59,019	599	26.83	0.00
15.01% - 20.00%	11	955,351	0.14	86,850	646	68.21	0.00
20.01% - 25.00%	23	1,740,476	0.26	75,673	604	39.43	8.04
25.01% - 30.00%	21	1,452,933	0.22	69,187	678	70.67	11.01
30.01% - 35.00%	19	1,756,236	0.26	92,433	667	88.05	0.00
35.01% - 40.00%	43	4,383,273	0.65	101,937	634	57.00	13.43
40.01% - 45.00%	36	3,958,339	0.59	109,954	652	66.95	20.23
45.01% - 50.00%	74	9,963,696	1.48	134,645	615	58.75	10.23
50.01% - 55.00%	68	10,833,379	1.61	159,314	641	63.73	24.00
55.01% - 60.00%	116	18,201,926	2.71	156,913	616	68.20	25.38
60.01% - 65.00%	132	19,266,725	2.87	145,960	614	63.51	25.46
65.01% - 70.00%	190	30,620,417	4.56	161,160	614	60.97	19.67
70.01% - 75.00%	266	39,660,999	5.91	149,102	605	70.80	25.09
75.01% - 80.00%	638	89,703,622	13.36	140,601	611	62.20	22.13
80.01% - 85.00%	473	74,976,479	11.16	158,513	611	59.02	20.94
85.01% - 90.00%	910	128,205,030	19.09	140,885	642	57.36	32.54
90.01% - 95.00%	572	65,585,321	9.77	114,660	625	59.10	25.39
95.01% - 100.00%	1,348	169,955,771	25.31	126,080	639	56.21	44.51
TOTAL:	4,946	671,574,086	100.00	135,781	627	59.74	29.84

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	652	180,136,923	26.82	276,284	641	77.26	55.81	51.72
Florida	413	56,829,204	8.46	137,601	630	82.02	52.81	29.29
Minnesota	315	48,222,555	7.18	153,087	636	81.76	71.60	30.98
Texas	519	41,555,829	6.19	80,069	613	82.57	54.51	5.96
Maryland	190	37,256,521	5.55	196,087	619	78.54	62.43	18.70
Other(1)	2,857	307,573,053	45.82	107,656	619	81.72	61.84	21.52
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	2,558	401,011,486	59.71	156,768	622	77.88	63.48	27.18
Purchase	2,100	231,151,442	34.42	110,072	633	85.03	50.74	36.25
Rate/Term Refinance	288	39,411,157	5.87	136,844	635	79.33	74.45	19.24
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	3,041	401,179,662	59.74	131,924	620	80.05	100.00	26.52
Limited	157	20,680,565	3.08	131,723	619	81.28	0.00	31.73
Stated Income	1,748	249,713,858	37.18	142,857	637	80.96	0.00	35.00
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	774	59,198,040	8.81	76,483	642	84.02	48.43	6.94
Primary Residence	4,132	606,682,214	90.34	146,825	625	80.13	60.99	32.11
Second/Vacation	40	5,693,832	0.85	142,346	645	75.30	43.39	25.18
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	255	38,365,914	5.71	150,455	640	79.47	38.39	22.74
Condominium	254	36,721,068	5.47	144,571	637	79.76	56.50	40.61
Manufactured Home	32	3,008,813	0.45	94,025	627	76.97	100.00	0.00
Planned Unit Developments (attached)	422	71,844,522	10.70	170,248	628	81.51	61.04	39.24
Single-family detached	3,978	520,811,470	77.55	130,923	625	80.44	61.17	28.52
Townhouse	5	822,299	0.12	164,460	599	65.77	34.71	0.00
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	1,412	182,090,458	27.11	128,959	623	80.47	58.56	26.54
6 Months	2	254,908	0.04	127,454	675	86.34	68.30	0.00
12 Months	111	18,936,325	2.82	170,598	640	78.79	43.84	26.91
24 Months	1,877	254,097,079	37.84	135,374	617	82.73	54.07	34.39
36 Months	1,540	215,376,092	32.07	139,855	640	77.83	68.65	27.34
60 Months	4	819,225	0.12	204,806	607	72.91	100.00	85.57
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	4,158	471,202,618	70.16	113,324	616	80.28	62.56	0.00
24 Months	223	63,581,453	9.47	285,119	645	81.23	41.95	100.00
36 Months	79	15,685,518	2.34	198,551	635	81.07	69.92	100.00
60 Months	454	114,004,049	16.98	251,110	658	80.45	56.57	100.00
120 Months	32	7,100,448	1.06	221,889	605	81.52	60.09	100.00
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Mortgage Insurance Coverage of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**4,485**	**649,186,627**	**96.67**	**144,746**	**625**	**79.79**	**60.64**	**30.83**
LTV > 80 with MI	1	107,471	0.02	107,471	706	95.00	0.00	0.00
LTV > 80 w/out MI	2,060	283,702,869	42.24	137,720	628	89.24	60.79	25.92
LTV < or equal to 80	2,424	365,376,287	54.41	150,733	623	72.46	60.55	34.65
Second Lien	**461**	**22,387,459**	**3.33**	**48,563**	**662**	**98.77**	**33.42**	**1.03**
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	59.74	29.84

Subordinate Financing of Total Mortgage Loans

Subsequent Second Lien	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**4,485**	**649,186,627**	**96.67**	**144,746**	**625**	**79.79**	**84.20**	**60.64**	**30.83**
No	3,378	489,677,199	72.91	144,961	623	79.43	79.43	61.93	24.90
Yes	1,107	159,509,428	23.75	144,092	632	80.91	98.84	56.69	49.02
Second Lien	**461**	**22,387,459**	**3.33**	**48,563**	**662**	**98.77**	**98.77**	**33.42**	**1.03**
TOTAL:	4,946	671,574,086	100.00	135,781	627	80.43	84.69	59.74	29.84

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$200,371,468		
Number of Loans	788		
Average Current Loan Balance	$254,279	$42,900	$740,000
[1] Original Loan-to-Value Ratio	80.78%	24.78%	100.00%
Original Combined Loan-to-Value Ratio	88.30%	24.78%	100.00%
[1] Mortgage Rate	6.9007%	4.9500%	11.8000%
[1] Net Mortgage Rate	6.3946%	4.4439%	11.2939%
[1] [3] Note Margin	5.6909%	2.2500%	9.7000%
[1] [3] Maximum Mortgage Rate	13.0533%	10.9500%	16.7000%
[1] [3] Minimum Mortgage Rate	6.8470%	4.9500%	10.7000%
[1] [3] Term to Next Rate Adjustment (months)	23	13	57
[1] Original Term to Stated Maturity (months)	360	180	360
[1] Age (months)	5	2	11
[1] Remaining Term to Stated Maturity (months)	355	174	358
[1] [2] Credit Score	651	509	811

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	10.32%
	LIBOR 2/6 ARM INTEREST ONLY	66.31%
	LIBOR 3/6 ARM INTEREST ONLY	21.03%
	LIBOR 5/6 ARM INTEREST ONLY	2.34%
Lien	First	100.00%
Property Type	Two- to four- family units	4.35%
	Condominium	7.44%
	Planned Unit Developments (attached)	14.07%
	Single-family detached	74.13%
Geographic Distribution	California	46.50%
	Florida	8.31%
	Minnesota	7.46%
Number of States (including DC)		36
Documentation Type	Full/Alternative	53.10%
	Limited	3.27%
	Stated Income	43.63%
Loans with Prepayment Penalties		75.88%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
500 – 519	2	281,200	0.14	140,600	60.00	100.00	100.00
520 – 539	3	550,422	0.27	183,474	66.52	100.00	100.00
540 – 559	9	2,440,525	1.22	271,169	74.47	34.35	100.00
560 – 579	35	7,961,903	3.97	227,483	83.05	71.52	100.00
580 – 599	94	19,750,046	9.86	210,107	79.96	66.08	100.00
600 – 619	124	28,598,277	14.27	230,631	81.74	65.50	100.00
620 – 639	134	34,719,557	17.33	259,101	82.05	48.99	100.00
640 – 659	121	32,362,137	16.15	267,456	81.50	44.01	100.00
660 – 679	76	20,477,383	10.22	269,439	81.48	55.11	100.00
680 – 699	55	15,741,056	7.86	286,201	79.85	40.97	100.00
700 – 719	47	13,991,977	6.98	297,702	79.10	52.87	100.00
720 – 739	36	9,906,634	4.94	275,184	77.00	36.34	100.00
740 – 759	24	6,227,387	3.11	259,474	81.87	45.51	100.00
760 – 779	15	3,745,993	1.87	249,733	82.31	59.96	100.00
780 – 799	10	3,092,637	1.54	309,264	77.19	67.84	100.00
800 – 819	3	524,334	0.26	174,778	66.57	17.30	100.00
TOTAL:	788	200,371,468	100.00	254,279	80.78	53.10	100.00

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.01% - 5.00%	1	346,000	0.17	346,000	711	86.50	100.00	100.00
5.01% - 10.00%	2	459,499	0.23	229,750	660	83.82	100.00	100.00
10.01% - 15.00%	2	230,250	0.11	115,125	675	62.24	100.00	100.00
15.01% - 20.00%	17	4,252,301	2.12	250,135	633	75.81	75.86	100.00
20.01% - 25.00%	24	5,106,786	2.55	212,783	684	78.93	68.14	100.00
25.01% - 30.00%	46	11,463,468	5.72	249,206	656	80.22	63.84	100.00
30.01% - 35.00%	85	19,729,158	9.85	232,108	653	80.45	61.28	100.00
35.01% - 40.00%	139	33,898,069	16.92	243,871	659	79.33	46.50	100.00
40.01% - 45.00%	206	53,598,412	26.75	260,186	650	81.37	48.16	100.00
45.01% - 50.00%	229	63,018,029	31.45	275,188	645	81.95	48.17	100.00
50.01% - 55.00%	37	8,269,495	4.13	223,500	627	79.33	88.46	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	56	4,600,635	2.30	82,154	632	81.18	80.93	100.00
$100,001 - $200,000	273	41,838,888	20.88	153,256	640	79.65	65.52	100.00
$200,001 - $300,000	217	54,399,277	27.15	250,688	648	79.44	51.90	100.00
$300,001 - $400,000	133	45,802,181	22.86	344,377	658	81.10	51.81	100.00
$400,001 - $500,000	70	31,135,248	15.54	444,789	658	82.71	33.50	100.00
$500,001 - $600,000	26	14,183,850	7.08	545,533	659	85.05	53.53	100.00
$600,001 - $700,000	11	6,970,290	3.48	633,663	635	77.60	55.02	100.00
$700,001 - $800,000	2	1,441,100	0.72	720,550	700	84.81	100.00	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.0000% - 4.4999%	4	1,573,000	0.79	393,250	728	81.65	61.86	100.00
4.5000% - 4.9999%	26	8,297,630	4.14	319,140	694	75.97	94.09	100.00
5.0000% - 5.4999%	76	21,811,476	10.89	286,993	695	76.05	77.04	100.00
5.5000% - 5.9999%	154	44,646,864	22.28	289,915	662	79.47	59.00	100.00
6.0000% - 6.4999%	180	46,725,762	23.32	259,588	649	78.86	44.03	100.00
6.5000% - 6.9999%	136	30,671,909	15.31	225,529	628	84.00	51.53	100.00
7.0000% - 7.4999%	111	24,768,557	12.36	223,140	634	82.86	42.43	100.00
7.5000% - 7.9999%	39	10,315,915	5.15	264,511	627	86.18	25.74	100.00
8.0000% - 8.4999%	37	7,717,535	3.85	208,582	598	88.53	34.06	100.00
8.5000% - 8.9999%	17	3,020,083	1.51	177,652	596	86.21	65.19	100.00
9.0000% - 9.4999%	3	253,500	0.13	84,500	593	88.87	100.00	100.00
10.0000% - 10.4999%	1	76,000	0.04	76,000	710	100.00	100.00	100.00
10.5000% - 10.9999%	3	170,236	0.08	56,745	641	100.00	0.00	100.00
11.0000% - 11.4999%	1	323,000	0.16	323,000	631	85.00	0.00	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.5000% - 4.9999%	1	600,000	0.30	600,000	698	84.51	0.00	100.00
5.0000% - 5.4999%	21	7,223,600	3.61	343,981	695	78.85	96.82	100.00
5.5000% - 5.9999%	80	22,510,927	11.23	281,387	698	74.91	78.41	100.00
6.0000% - 6.4999%	134	38,674,227	19.30	288,614	667	79.45	57.83	100.00
6.5000% - 6.9999%	196	52,882,174	26.39	269,807	649	78.98	46.56	100.00
7.0000% - 7.4999%	127	27,777,137	13.86	218,718	630	83.33	50.11	100.00
7.5000% - 7.9999%	126	28,319,134	14.13	224,755	633	83.52	46.08	100.00
8.0000% - 8.4999%	37	9,713,321	4.85	262,522	623	86.27	27.92	100.00
8.5000% - 8.9999%	37	7,920,424	3.95	214,066	608	87.99	29.75	100.00
9.0000% - 9.4999%	20	3,797,788	1.90	189,889	597	87.92	59.79	100.00
9.5000% - 9.9999%	4	383,500	0.19	95,875	564	77.90	100.00	100.00
10.5000% - 10.9999%	1	76,000	0.04	76,000	710	100.00	100.00	100.00
11.0000% - 11.4999%	3	170,236	0.08	56,745	641	100.00	0.00	100.00
11.5000% - 11.9999%	1	323,000	0.16	323,000	631	85.00	0.00	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

*Original Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
20.01% - 25.00%	1	140,000	0.07	140,000	551	100.00	100.00
25.01% - 30.00%	1	160,000	0.08	160,000	717	100.00	100.00
35.01% - 40.00%	4	588,500	0.29	147,125	654	0.00	100.00
40.01% - 45.00%	4	800,697	0.40	200,174	745	62.66	100.00
45.01% - 50.00%	5	1,019,506	0.51	203,901	652	30.48	100.00
50.01% - 55.00%	11	2,599,600	1.30	236,327	669	62.40	100.00
55.01% - 60.00%	17	4,620,028	2.31	271,766	656	63.22	100.00
60.01% - 65.00%	19	4,904,747	2.45	258,145	654	54.35	100.00
65.01% - 70.00%	23	6,023,035	3.01	261,871	652	60.49	100.00
70.01% - 75.00%	38	10,629,128	5.30	279,714	651	80.62	100.00
75.01% - 80.00%	409	95,134,593	47.48	232,603	645	52.44	100.00
80.01% - 85.00%	57	17,134,227	8.55	300,600	652	44.27	100.00
85.01% - 90.00%	129	39,281,421	19.60	304,507	662	47.65	100.00
90.01% - 95.00%	48	14,278,632	7.13	297,472	647	52.57	100.00
95.01% - 100.00%	22	3,057,354	1.53	138,971	612	70.75	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	53.10	100.00

*Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
20.01% - 25.00%	1	140,000	0.07	140,000	551	100.00	100.00
25.01% - 30.00%	1	160,000	0.08	160,000	717	100.00	100.00
35.01% - 40.00%	4	588,500	0.29	147,125	654	0.00	100.00
40.01% - 45.00%	4	800,697	0.40	200,174	745	62.66	100.00
45.01% - 50.00%	5	1,019,506	0.51	203,901	652	30.48	100.00
50.01% - 55.00%	11	2,599,600	1.30	236,327	669	62.40	100.00
55.01% - 60.00%	17	4,620,028	2.31	271,766	656	63.22	100.00
60.01% - 65.00%	19	4,904,747	2.45	258,145	654	54.35	100.00
65.01% - 70.00%	23	6,023,035	3.01	261,871	652	60.49	100.00
70.01% - 75.00%	36	9,951,128	4.97	276,420	652	79.30	100.00
75.01% - 80.00%	72	19,847,179	9.91	275,655	647	52.09	100.00
80.01% - 85.00%	51	15,700,952	7.84	307,862	655	46.16	100.00
85.01% - 90.00%	136	41,716,278	20.82	306,737	661	48.56	100.00
90.01% - 95.00%	58	16,654,032	8.31	287,138	642	55.29	100.00
95.01% - 100.00%	350	75,645,787	37.75	216,131	644	52.20	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	53.10	100.00

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	275	93,168,847	46.50	338,796	664	79.53	49.49	100.00
Florida	79	16,644,594	8.31	210,691	634	82.68	45.31	100.00
Minnesota	75	14,939,693	7.46	199,196	657	82.84	66.67	100.00
Other(1)	359	75,618,334	37.72	210,636	636	81.50	56.58	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	381	108,988,543	54.39	286,059	657	79.74	57.09	100.00
Purchase	374	83,801,370	41.82	224,068	642	82.21	47.01	100.00
Rate/Term Refinance	33	7,581,555	3.78	229,744	652	79.97	63.08	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	452	106,398,274	53.10	235,394	645	80.30	100.00	100.00
Limited	19	6,561,013	3.27	345,316	659	83.70	0.00	100.00
Stated Income	317	87,412,181	43.63	275,748	657	81.16	0.00	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	21	4,109,113	2.05	195,672	668	86.48	36.37	100.00
Primary Residence	760	194,828,455	97.23	256,353	650	80.73	53.43	100.00
Second/Vacation	7	1,433,900	0.72	204,843	643	71.37	55.83	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	28	8,722,993	4.35	311,535	670	82.78	20.40	100.00
Condominium	64	14,913,762	7.44	233,028	654	79.09	56.16	100.00
Planned Unit Developments (attached)	112	28,192,538	14.07	251,719	640	80.63	65.19	100.00
Single-family detached	584	148,542,175	74.13	254,353	651	80.86	52.42	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	200	48,318,023	24.11	241,590	644	81.98	54.19	100.00
12 Months	18	5,095,270	2.54	283,071	635	80.73	57.04	100.00
24 Months	354	87,379,698	43.61	246,835	635	81.39	47.07	100.00
36 Months	214	58,877,477	29.38	275,128	681	79.00	60.25	100.00
60 Months	2	701,000	0.35	350,500	610	72.51	100.00	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
24 Months	223	63,581,453	31.73	285,119	645	81.23	41.95	100.00
36 Months	79	15,685,518	7.83	198,551	635	81.07	69.92	100.00
60 Months	454	114,004,049	56.90	251,110	658	80.45	56.57	100.00
120 Months	32	7,100,448	3.54	221,889	605	81.52	60.09	100.00
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Mortgage Insurance Coverage of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**784**	**200,141,732**	**99.89**	**255,283**	**651**	**80.76**	**53.13**	**100.00**
LTV > 80 w/out MI	252	73,521,899	36.69	291,754	655	89.29	48.85	100.00
LTV < or equal to 80	532	126,619,833	63.19	238,007	648	75.81	55.62	100.00
Second Lien	**4**	**229,736**	**0.11**	**57,434**	**649**	**100.00**	**25.90**	**100.00**
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	53.10	100.00

Subordinate Financing of Interest Only Mortgage Loans

Subsequent Second Lien	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
First Lien	**784**	**200,141,732**	**99.89**	**255,283**	**651**	**80.76**	**88.28**	**53.13**	**100.00**
No	435	121,950,143	60.86	280,345	655	81.19	81.19	53.28	100.00
Yes	349	78,191,589	39.02	224,045	644	80.10	99.35	52.90	100.00
Second Lien	**4**	**229,736**	**0.11**	**57,434**	**649**	**100.00**	**100.00**	**25.90**	**100.00**
TOTAL:	788	200,371,468	100.00	254,279	651	80.78	88.30	53.10	100.00

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Dan Tegen– S&P	Tel: (212) 438-8432 daniel_tegen@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 TODD.SWANSON@MOODYS.COM